March 15, 2006

Via Facsimile (212) 233-9713 and U.S. Mail

Spencer L. Schneider, Esq.
70 Lafayette Street
New York, NY  10013

      Re:	Community Bancshares Inc.
      Soliciting Materials filed pursuant to Rule 14a-12
Filed February 24, 2006, by The Stilwell Group

		Preliminary Proxy Statement on Schedule 14A
Filed March 8, 2006 by The Stilwell Group
		File No. 000-16461

Dear Mr. Schneider:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13D/A filed February 13, 2006
1. The filing persons state in Item 4 that the company`s "return on equity is substantially below average, and that its return on equity is likely to remain below average for the foreseeable future." We note the additional assertion that indicates the company "should be sold." Finally, we note the extensive disclosure relating to previous investments made by some or all of the filing persons and the attribution of certain transactions undertaken by the subject companies to actions of those filing persons. Please be advised that these statements and related supporting rationale were not required by the Item 4 obligation of the filing persons to report certain proposals. Even though such statements appear in the Schedule 13D, their voluntarily inclusion does not obviate the fact this discussion is considered a solicitation under Rule 14a-1(l) of Regulation 14A.
Please file the cited statements under cover of Schedule 14A pursuant to and in compliance with Rule 14a-12.

Schedule 14A
2. It appears that security holders who follow the instructions included in these materials will be disenfranchised insofar as they will not be permitted to vote on any matters (other than the election
of directors) that may be proposed by Community Bancshares.
Revise
to indicate that by executing and returning the green proxy card, security holders will relinquish the opportunity to vote on other matters to be voted upon at the annual meeting that Community
Bancshares may propose in its proxy statement.   Alternatively,
revise the form of proxy to mirror Community Bancshares` form of proxy when filed.
3. Please revise the cover page of the Schedule 14A to include as filing persons each of the persons forming the Stilwell Group instead of merely listing the group as a filing person.
4. Throughout your proxy statement you refer security holders to information that you are required to provide and will be contained in
Community Bancshares` proxy statement for the 2006 Annual Meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before Community Bancshares distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company`s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Cover Letter
5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the second paragraph in this letter in which you state that you do not believe the bank will "earn an adequate return on equity." Provide the support described above and explain what would an "adequate" rate of return and whether your measure of adequacy is necessarily the same as that of other security holders.
6. Please provide the information required by Item 1(b) of Schedule
14A.

Election of the Group`s Nominees, page 2
7. To the extent company nominees do not agree to serve with any of the insurgent nominees if the insurgent nominees are successful in their campaign to be elected, revise to indicate whether or not the remaining seats are likely to be vacant or filled by company nominees. Disclose how such vacancies would be filled and specifically discuss any plan to fill such vacancies and whether or not security holders would be included in any such plan to fill vacancies. See footnote 76 in Exchange Act Release No. 34-31326 (October 16, 1992).
8. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support your belief that your three nominees would be "strong" additions to Community Bancshares` board of directors.
9. Please expand to describe the nominees` plans with regard to the company in more detail. We note that a reference to your belief that the company "should be sold" without more is not sufficient disclosure. Disclose, for example, whether you have any specific proposals with respect to a sale of the company, whether relating to the identity of an acquiror, or the structure or timing of a sale.
10. Please ensure that, in discussing your nominees to the board, you clearly disclose that no assurance can be given that the election of your nominees will result in any increase in return of equity or in the sale of the company, the latter given that your nominees would constitute a minority on the board if elected.

Solicitation; Expenses, page 4
11. Please disclose whether you will seek reimbursement from the company for costs of this solicitation and whether the question of such reimbursement will be submitted to a vote of security holders.
See Item 4 (b)(5) of Schedule 14A.
12. We note that you and D.F. King may employ various methods to solicit proxies, including mail, advertisement, telephone, facsimile, and personal solicitation. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Form of Proxy
13. Revise to indicate in bold-face type the information regarding discretionary authority. Refer to Rule 14a-4(b)(1).

Soliciting Materials
14. Please note that the above comments and those noted in this section apply to this any future soliciting or definitive additional materials.
15. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the third paragraph of the letter to Community Bancshares security holders in which you state that "the majority of last year`s earnings... came from one-time gains" and the "bulk of this year`s earnings will come from one-time gains." Provide the support described above.
16. Your disclosure that "after this year, there won`t be many [one-time gains] left to pull out of the hat" implies that the board and management of Community Bancshares are acting inappropriately in reporting the company`s financial results. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9.
17. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the fourth paragraph of the letter to Community Bancshares security holders in which you assert the company`s CEO does not have "much confidence in the Bank`s ability to produce operating earnings." We also note your disclosure that current management "cannot show us a bright future."

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

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Spencer L. Schneider, Esq.
March 15, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE